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                                                                      EXHIBIT 16

                      [LETTERHEAD OF ARTHUR ANDERSEN LLP]

June 1, 1998

Mr. Robert J. Wussler
Chairman
U.S. Digital Communications, Inc.
2 Wisconsin Avenue
Suite 700
Chevy Chase, Maryland 20815

Dear Mr. Wussler:

We have been engaged to perform an audit of the consolidated balance sheet as of December 31, 1997, and the related consolidated statements of income and cash flows for the year then ended, for U.S. Digital Communications, Inc., including its wholly owned subsidiary Skysite Communications Corporation. At the present time, we have not completed our audit of the financial statements of the Company as of any date or for any period. However, certain auditing procedures are substantially complete to date, including the following steps primarily related to the Company's subsidiary Skysite at December 31, 1997: 1) verification of cash balances; 2) confirmation of accounts receivable; 3) observation of inventories; 4) testing of accounts payable and other liabilities; 5) review of revenue recognition and deferred revenues; and 6) vouching of expense disbursements.

Based on our understanding obtained to date with respect to the Company and its records, nothing has come to our attention that would cause us to believe that the financial statements referred to above are unauditable or that the Company would be unable to meet its public reporting requirements with respect to SEC-compliant Forms 8-K, 10-Q, and 10-K.

It should be noted that the procedures we have performed to date do not constitute a complete audit made in accordance with generally accepted auditing standards. Also, those procedures would not necessarily reveal matters of significance with respect to the comments contained in this letter. Accordingly, we make no representations regarding the sufficiency of the foregoing procedures for your purposes. In addition, we are unable to and do not express any opinion on the Company's unaudited consolidated balance sheet as of December 31, 1997, or the results of operations or cash flows as of any date or for any period.

We have discussed with the Company that issuance of an unqualified auditors' report would require the Company to receive sufficient unrestricted capital resources to support operations throughout the 12 months following the date of financial statements under audit.

This letter is intended solely for the information of U.S. Digital Communications, Inc., and is not to be used, circulated, quoted or otherwise referred to for any other purpose, including, but not limited to, reference in whole or in part in connection with any prospectus or other document.

Very Truly Yours,

/s/ Arthur Andersen LLP